[redacted]

11020082

KW 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 40088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENROD FINANCIAL SERVICES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

574 STATE HWY 248, PO BOX 220
(No. and Street)

BRANSON MO 65615
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMARA L HASLAR 417-334-3455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON , LLC MICHAEL PATTERSON, CPA
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD CHESTERFIELD MO 63005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/30

OATH OR AFFIRMATION

I, ANDREW N PENROD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENROD FINANCIAL SERVICES INC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public TAMARA L HASLAR, MARCH 27, 2011

"NOTARY SEAL"
Tamara L. Haslar, Notary Public
Christian County, State of Missouri
My Commission Expires 3/27/2011
Commission Number 07497389

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENROD FINANCIAL SERVICES, INC.
AUDITIED FINANCIAL STATEMENTS
For The Years Ended
DECEMBER 31, 2010 and 2009

Table of Contents

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Penrod Financial Services, Inc.
Branson, MO

We have audited the accompanying statement of financial condition of Penrod Financial Services, Inc. as of December 31, 2010 and 2009 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of American. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penrod Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information located on pages 8-13 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
February 21, 2011

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash	$ 15,857	$ 16,188
Accounts Receivable	689	5,080
Prepaid Expenses	467	467
TOTAL CURRENT ASSETS	17,013	21,735
TOTAL OTHER ASSETS	-	-
TOTAL ASSETS	$ 17,013	$ 21,735
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued Wages and Commissions	$ 3,047	$ 5,032
TOTAL CURRENT LIABILITIES	3,047	5,032
TOTAL LONG TERM LIABILITIES	-	-
TOTAL LIABILITIES	3,047	5,032
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 30,000 shares authorized, 5,333 shares issued and outstanding	500	500
Additional Paid-in Capital	15,560	15,560
Retained Earnings	643	540
Distributions	(31,492)	(37,342)
Current Earnings	28,755	37,445
TOTAL STOCKHOLDERS' EQUITY	13,966	16,703
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,013	$ 21,735

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2010 and 2009

	2010	%	2009	%
INCOME				
Commission and Fee Income	$ 119,361	100	$ 144,301	100
TOTAL INCOME	119,361	100	144,301	120.89
OPERATING EXPENSES				
Bank Charges	86	0.07	154	0.13
Clearing Charges and Exchange Fees	2,570	2.15	2,135	1.79
Commissions Paid to Outside Brokers	39,419	33.03	50,295	42.14
Dues and Subscriptions	4,161	3.49	3,303	2.77
Fidelity Bond	560	0.47	560	0.47
Insurance	-	-	316	0.26
Legal and Professional Fees	9,437	7.91	9,586	8.03
Meals and Entertainment	895	0.75	468	0.39
Meeting	150	0.13	-	-
Office Expense	6,961	5.83	8,369	7.01
Postage and Delivery	2,249	1.88	2,087	1.75
Printing	1,442	1.21	1,388	1.16
Regulatory Fees and Expenses	5,952	4.99	5,885	4.93
Rent Expense	8,100	6.79	8,100	6.79
Salaries	(2,340)	(1.96)	3,921	3.28
Travel	-	-	614	0.51
Training and Professional Development	3,051	2.56	1,792	1.50
Utilities	7,755	6.50	7,704	6.45
Other Taxes	158	0.13	179	0.15
TOTAL OPERATING EXPENSES	90,606	75.91	106,856	89.52
INCOME FROM OPERATIONS	$ 28,755	24.09	$ 37,445	31.37

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 500	$ 15,560	$ 540	$ 16,600
Net Income			28,755	28,755
Less: Distributions to Shareholders			(31,492)	(31,492)
BALANCE, END OF YEAR	$ 500	$ 15,560	$ (2,197)	$ 13,863

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 28,755	$ 37,445
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease (Increase) in Accounts Receivable	4,391	(4,317)
Decrease (Increase) in Prepaid Expenses	-	-
Decrease (Increase) in Other Assets	-	10,779
Increase (Decrease) in Accounts Payable	(1,985)	2,057
Total Adjustments	2,406	8,519
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	31,161	45,964
CASH FLOWS FROM INVESTING ACTIVITIES:		
	-	-
NET CASH USED IN INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Shareholder	(31,492)	(37,342)
NET CASH USED IN FINANCING ACTIVITIES	(31,492)	(37,342)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(331)	8,622
CASH AND CASH EQUIVALENTS, beginning of year	16,188	7,566
CASH AND CASH EQUIVALENTS, end of year	$ 15,857	$ 16,188

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

Penrod Financial Services, Inc. is a registered broker/dealer company. It is a member of the Financial Industry Regulatory Authority (FINRA). The FINRA which operates subject to Securities and Exchange oversight, is the largest non-government regulatory for all securities firms doing business in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Net Cash and Cash Equivalents

At times during 2010 and 2009 the Company's cash and cash equivalents could have exceeded the federally insured limits. The Company is at risk for amounts in excess of this limit. To date the Company has not incurred any losses on deposits in excess of federally insured limits.

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivables

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Income Taxes

The Company implemented "FASB Accounting Standards Codification 740-10, Income Taxes-Overall" as of and for the year ending December 31, 2009. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of or for the years ended December 31, 2010 and 2009.

The federal and state income tax returns for the Corporation for 2007, 2008 and 2009 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2010 and 2009 was $-0-, respectively. These amounts were due to late tax payments and not because of disputed tax positions.

The Company has elected S corporation status for federal income tax and Missouri franchise tax reporting purposes. As an S corporation, substantially all income tax liability flows through to the shareholders with the exception of various state corporate level taxes. Accordingly, the financial statements do not include a provision for federal income taxes. Should the Company convert to a C corporation status for federal and state income tax purposes, deferred tax balances, as calculated on the date of the conversion, would be recorded as a reduction in shareholder's equity.

Securities Transactions

Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 – RELATED PARTY TRANSACTIONS

The sole shareholder of Penrod Financial Services, Inc. is also the sole shareholder of Penrod Agency, Inc., dba Penrod Financial Group, an insurance agency. Penrod Financial Services, Inc. reimburses Penrod Agency, Inc. for their pro rata share of overhead expenses. The allocation percentage used for the year ended December 31, 2010 was 75%.

At December 31, 2010 and 2010, Penrod Financial Services, Inc. owed Penrod and Company $2,835 and $2,480, respectively.

NOTE 3- DATE OF MANAGEMENT'S REVIEW

In accordance with the Statement of Accounting Standards No. 165, *Subsequent Events,* the date through which subsequent events were evaluated was February 21, 2011, the date the Management Representation Letter was signed.

PENROD FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2010

WORKING CAPITAL PROVIDED BY:		
Net Income from Operations	$ 28,755	
Total Sources		28,755
WORKING CAPITAL USED FOR:		
Distributions to Shareholders	(31,492)	
Total Used		(31,492)
INCREASE (DECREASE) IN WORKING CAPITAL		$ (2,737)

CHANGES IN COMPONENTS OF WORKING CAPITAL:

Current Assets:	Beginning of Year	End of Year	Increase (Decrease)
Cash and Cash Equivalents	$ 5,404	$ 5,068	$ (337)
Commissions Receivable-Listed	279	670	391
Commissions Receivable-Other	4,801	19	(4,782)
Funds on Deposit at Clearing Agency	10,784	10,789	5
Prepaid Fidelity Bond	467	467	-
Net change in current assets			(4,723)
Current Liabilities:			
Commissions Payable	2,553	212	2,341
Accounts payable	2,481	2,835	(355)
Net change in current liabilities			1,986
INCREASE (DECREASE) IN WORKING CAPITAL			$ (2,737)

PENROD FINANCIAL SERVICES, INC.

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS

For the Years Ended December 31, 2010

Required Payment Per SIPC Instructions	$	24

Schedule of Payments Made:

Date		Amount
29-Jul-10	$	150

The above payments represents the SIPC annual assessment for 2011.

At this time, an Independent Accountants' Report on Applying Agreed-Upon Procedures has not been included in this audit. Gross receipts for 2010 did not exceed the $500,000 reporting limit.

PENROD FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
For the Years Ended December 31, 2010

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	13,966
Deductions and/or charges		
Total Stockholders' Equity Qualified for Net Capital		13,966
Less: Non-allowable Assets:		
Interest on Clearing		789
Prepaid Expenses		467
Haircut on securities*		82
Subtotal		1,338
NET CAPITAL	$	12,628

*Haircuts are deductions from the net capital of certain percentages of the market of securities and commodity futures contracts that are long and short in capital and proprietary accounts of a broker-dealer and in the accounts of partners. These deductions are solely for the purpose of computing net capital and are not entered on the books.

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

PENROD FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
For the Years Ended December 31, 2010

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	203
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	7,628
Percentage of Aggregate Indebtedness to Net Capital		24.13%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	12,628
Net audit adjustments		-
	$	12,628

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditors Report on
Internal Control Required by SEC Rule 17a-5**

February 21, 2011

The Board of Directors
Penrod Financial Services, Inc.
Branson, MO

In planning and performing our audit of the financial statements and supplementary schedules of Penrod Financial Services, Inc. (the Company) for the years ended December 31, 2010 and 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Security and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may be inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses ad defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101